

February 11, 2015

Via E-Mail
Stuart Ducote
President
United Mortgage Trust
1301 Municipal Way
Grapevine, TX   76051

Re: United Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-32409

Dear Mr. Ducote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Exhibit Index

1. We note your response to comment 6 of our letter dated December 18, 2014. Please amend your Annual Report on Form 10-K for the year ended December 31, 2013 to file the consulting agreement as an exhibit thereto. Refer to Regulation S-K, Item 601(a)(4) and Instruction 2 to Item 601(b)(10).

Item 8. Consolidated Financial Statements and Supplementary Data

Note G. Related Party Transactions

Historical Performance, page 57

2. We note your response to comment 7 of our letter dated December 18, 2014 and refer to the UMTH cash flow reconciliation included in Exhibit A. The $1.8 million adjustment in 2013 for the non-cash investment in foreclosed property does not appear to be included in the total $15.6 million as reported in your footnote. To the extent that you believe the amount should be reflected in the footnote, explain to us in detail the nature of, and why you add back, the $ 1.8 million non-cash investment in foreclosed property.

3. Further, we refer to the UDF cash flow reconciliation included in Exhibit A and note that only certain line items from UDF's Statement of Cash Flows are included in the cash flow amount presented on page 57 of your Annual Report on Form 10-K. Please tell us how you determined the specific amounts to include in the disclosure on page 57. In this regard, we note that you include proceeds from sales of real estate owned and principal receipts from development mortgage notes receivable but do not include the related cash outflows for investments in real estate owned and development notes receivable.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief